UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of December 2016

Commission File Number 001-33042

Rosetta Genomics Ltd.
(Translation of registrant’s name into English)

10 Plaut Street, Science Park
Rehovot 76706, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Rosetta Genomics Ltd.

Rosetta Genomics Ltd. (the “Company”) has restated its consolidated financial statements as of December 31, 2015 to include a note with respect to the Company’s liquidity issues and management’s plans to address these issues (see Note 1d(2) to the consolidated financial statements). The restated consolidated financial statements are being filed in connection with, and will be incorporated by reference into, a resale shelf Registration Statement on Form F-1 that will be filed by the Company to register the resale of ordinary shares issuable upon the exercise of warrants and conversion of convertible debentures issued in connection with the recently announced financing transaction.

The restated consolidated financial statements as of December 31, 2015 are filed as Exhibit 99.1 to this Form 6-K and incorporated by reference herein.

The information contained in this Report (including the exhibits hereto) is hereby incorporated by reference into the Company’s Registration Statements on Form F-3, File Nos. 333-163063, 333-171203, 333-172655, 333-177670, 333-185338, 333-207697 and 333-210366.

Exhibits

Exhibit Number	Description of Exhibit

99.1	Consolidated financial statements as of December 31, 2015.
99.2	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.
101	The following materials from Exhibit 99.1 to this Report on Form 6-K formatted in XBRL (eXtensible Business Reporting Language): (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Operations, (iii) the Consolidated Statements of Stockholders' Equity (Deficit) and Comprehensive Income (Loss), (iv) the Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROSETTA GENOMICS LTD.

Date: December 8, 2016	By:	/s/ Kenneth Berlin

Kenneth Berlin Chief Executive Officer and President